                                                                 Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    Computation of Ratio of Earnings to
                               Fixed Charges
                                (Unaudited)

(In Millions)                                   Year Ended December 31,
                                        1996     1995     1994    1993   1992

Earnings available for fixed charges
  Income from continuing operations    $  584   $  520   $  453   $333   $329
  Less:
     Undistributed earnings and
      losses of less than 50% owned
      affiliates                          (39)     (14)      (9)   (20)   (33)
     Capitalized interest of
      nonregulated companies              (10)      (8)      (9)   (26)   (66)
  Add:
     Fixed charges(1)                     454      436      487    471    452
     Minority interest                     75       27       30     28     18
     Income tax expense                   297      310      190    148     88

       Total                           $1,361   $1,271   $1,142   $934   $788

Fixed charges
  Interest expense(1)                  $  404   $  386   $  445   $436   $430
  Rental expense representative of
   interest factor                         50       50       42     35     22

     Total                             $  454   $  436   $  487   $471   $452

Ratio of earnings to fixed charges       3.00     2.92     2.34   1.98   1.74

(1) Amounts exclude costs incurred on sales of accounts receivable.
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